January 8, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (503) 821-5105

Anton C. Kirchhof
Secretary
Louisiana-Pacific Corporation
805 SW Broadway
Portland, OR 97205-3339

> **Re: Louisiana-Pacific Corporation**
> **Definitive Schedule 14A**
> **Filed March 23, 2007**
> **File No. 001-07107**

Dear Mr. Kirchhof:

    We have reviewed your response letter dated November 8, 2007 and have the following comments. Please respond to our comments by January 22, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Executive Compensation, page 18

Discussion and Analysis of LP's Executive Compensation Program, page 18

Annual Cash Incentive Awards, page 21

1.   We have considered your response to comment seven in our letter dated September 27, 2007. Please provide a more comprehensive analysis as to why disclosure of specific individual performance goals would cause you competitive harm and should be afforded confidential treatment. Your response should include a thorough and detailed analysis focusing on the specific facts and circumstances of your business and each performance goal.

<u>Executive Change of Control Arrangements, page 24</u>

2.   We have considered your response to comment nine in our letter dated September 27, 2007. Please confirm that you will comply with our comment when discussing your compensation policies and decisions regarding your named executive officers for the last fiscal year. Your response suggests that you will not provide such a discussion until you enter into new change of control compensation arrangements.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel